Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-276430 and 333-276597

PROSPECTUS SUPPLEMENT NO. 4

(TO PROSPECTUS DATED JANUARY 19, 2024)

C3IS INC.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated January 19, 2024 (“Prospectus”), of C3is Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration Nos. 333-276430 and 333-276597), as amended or supplemented from time to time. This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission on March 26, 2024 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 18 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 26, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of C3is Inc.’s (the “Company”) preliminary financial and operating results for the fourth quarter and year end December 31, 2023.

EXHIBIT INDEX

99.1	C3is Inc.’s preliminary financial and operating results for the fourth quarter and year end December 31, 2023

*****

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Reg. No. 333-273306) filed with the Securities and Exchange Commission on July 18, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2024

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer

Exhibit 99.1

March 26, 2024

On March 26, 2024, C3is Inc. (the “Company”) announced its preliminary fourth quarter and twelve months results for the period ended December 31, 2023.

Fourth Quarter 2023 Results:

•

Voyage revenues for the three months ended December 31, 2023 amounted to $13.8 million, an increase of $10.7 million compared to revenues of $3.1 million for the three months ended December 31, 2022, primarily due to the increase in the average number of our vessels. Total calendar days for our fleet were 276 days for the three months ended December 31, 2023. Of the total calendar days in the fourth quarter of 2023, 174, or 63.0%, were time charter days. Our fleet operational utilization was 87.0% for this period.

•

Voyage expenses and vessels’ operating expenses for the three months ended December 31, 2023 were $4.4 million and $1.5 million respectively, compared to $0.4 million and $0.8 million respectively, for the three months ended December 31, 2022. The increase in both voyage expenses and vessels’ operating expenses is attributed to the increase in the average number of our vessels. Voyage expenses for the three months ended December 31, 2023 included commissions to third parties of $0.5 million, corresponding to 11% of total voyage expenses. Operating expenses for the three months ended December 31, 2023 mainly included crew expenses of $0.9 million, corresponding to 60% of total operating expenses, spares and consumables costs of $0.3 million, corresponding to 20%, and maintenance expenses of $0.1 million, representing works and repairs on the vessels, corresponding to 7% of total vessel operating expenses.

•

Depreciation for the three months ended December 31, 2023 was $1.4 million, a $0.9 million increase from $0.5 million for the same period of last year, due to the increase in the average number of our vessels.

•

Management fees for the three months ended December 31, 2023 were $0.12 million, a $0.05 million increase from $0.07 million for the same period of last year, due to the increase in the average number of our vessels.

•

General and Administrative costs for the three months ended December 31, 2023 were $0.3 million and mainly related to expenses incurred as a result of operating as a separate public company. General and Administrative costs for the three months ended December 31, 2022 were $0.1 million.

•

Interest and finance costs for the three months ended December 31, 2023 were $0.7 million and mainly related to the accrued interest expense – related party as of December 31, 2023 in connection with the $38.7 million which is part of the acquisition price of our Aframax tanker Afrapearl II that is payable by July 2024.

•	As a result of the above, for the three months ended December 31, 2023, the Company reported a net income of $5.6 million.

•	EBITDA for the three months ended December 31, 2023 amounted to $7.7 million.

•	An average of 3.0 vessels were owned by the Company during the three months ended December 31, 2023.

Twelve months 2023 Results:

•

Voyage revenues for the twelve months ended December 31, 2023 amounted to $28.7 million, an increase of $25.4 million compared to revenues of $3.3 million for the period from July 25, 2022 (inception of C3is Inc.) to December 31, 2022, primarily due to the increase in the average number of our vessels. Total calendar days for our fleet were 901 days for the twelve months ended December 31, 2023. Of the total calendar days in 2023, 680, or 75.5%, were time charter days. Our fleet operational utilization was 91.6% for this period.

•

Voyage expenses and vessels’ operating expenses for the twelve months ended December 31, 2023 were $7.6 million and $4.8 million respectively, compared to $0.5 million and $0.9 million for the period ended December 31, 2022. The increase in both voyage expenses and vessels’ operating expenses is attributed to the increase in the average number of our vessels and the addition of our Aframax tanker. Voyage expenses for the twelve months ended December 31, 2023 mainly included bunker costs of $3.4 million, corresponding to 45% of total voyage expenses, and commissions to third parties of $1.2 million, corresponding to 16% of total voyage expenses. Operating expenses for the twelve months ended December 31, 2023 mainly included crew expenses of $2.8 million, corresponding to 58% of total operating expenses, spares and consumables costs of $1.0 million, corresponding to 21%, and maintenance expenses of $0.4 million, representing works and repairs on the vessels, corresponding to 8% of total vessel operating expenses.

•

Depreciation for the twelve months ended December 31, 2023 was $4.1 million, a $3.5 million increase from $0.6 million for the same period of last year, due to the increase in the average number of our vessels.

•

Management fees for the three months ended December 31, 2023 were $0.4 million, a $0.3 million increase from $0.1 million for the same period of last year, due to the increase in the calendar days of our fleet during the current period.

•

General and Administrative costs for the twelve months ended December 31, 2023 were $1.2 million and mainly related to the portion of general and administrative expenses incurred by Imperial Petroleum, the former Parent of C3is Inc., prior to our separation from Imperial Petroleum that were allocated to C3is Inc., as well as to expenses incurred as a result of operating as a separate public company. General and Administrative costs for the period ended December 31, 2022 were $0.1 million.

•

Interest and finance costs for the twelve months ended December 31, 2023 were $1.4 million and mainly related to the accrued interest expense – related party, as of December 31, 2023 in connection with the $38.7 million which is part of the acquisition price of our Aframax tanker Afrapearl II that is payable by July 2024.

•	As a result of the above, for the twelve months ended December 31, 2023, the Company reported a net income of $9.3 million.

•	EBITDA for the twelve months ended December 31, 2023 amounted to $14.7 million.

•	An average of 2.5 vessels were owned by the Company during the twelve months ended December 31, 2023.

Reverse Stock Split

We expect to effect a reverse stock split, with the exact ratio and effective date to be determined by our Board of Directors and announced in the near term.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, including our intention to effect a reverse stock split, the exact ratio and timing of such reverse stock split and our ability to regain compliance with Nasdaq continued listing requirements, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although C3IS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3IS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in C3IS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended December 31, 2022 and December 31, 2023.

FLEET DATA	Q4 2022	Q4 2023	July 25, 2022- December 31, 2022	12M 2023
Average number of vessels (1)	1.79	3.00	1.09	2.47
Period end number of owned vessels in fleet	2	3	2	3
Total calendar days for fleet (2)	165	276	174	901
Total voyage days for fleet (3)	127	276	136	900
Fleet utilization (4)	77.0%	100.0%	78.2%	99.9%
Total charter days for fleet (5)	122	174	131	680
Total spot market days for fleet (6)	5	102	5	220
Fleet operational utilization (7)	73.9%	87.0%	75.3%	91.6%

1) Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with repairs, drydockings or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.

7) Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of EBITDA:

EBITDA represents net income before interest and finance costs, interest income and depreciation. EBITDA is not a recognized measurement under U.S. GAAP. Our calculation of EBITDA may not be comparable to that reported by other companies in the shipping or other industries~~.~~

EBITDA is included herein because it is a basis, upon which we and our investors assess our financial performance. It allows us to present our performance from period to period on a comparable basis and provides investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)
	Q4 2022	Q4 2023	July 25, 2022- December 31, 2022	12M 2023
Net income - EBITDA
Net income	523,091	5,572,743	551,586	9,291,912
Plus interest and finance costs	116	746,820	116	1,367,831
Less interest income	—	(36,107)	—	(36,107)
Plus depreciation	524,595	1,382,295	557,974	4,104,720
EBITDA	1,047,802	7,665,751	1,109,676	14,728,356

Reconciliation of TCE:

Time Charter Equivalent rate or “TCE” rate is determined by dividing voyage revenue net of voyage expenses by voyage days for the relevant time period. TCE is a non-GAAP measure which provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure to Time charter equivalent revenues assisting the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods.

(Expressed in thousands of U.S. Dollars except for available days and Time charter equivalent rate)	Q4 2022	Q4 2023	July 25, 2022- December 31, 2022	12M 2023
Voyage Revenues	3,075,935	13,776,777	3,287,101	28,738,982
Voyage expenses	434,262	4,376,135	497,672	7,631,395
Time charter equivalent revenues	2,641,673	9,400,642	2,789,429	21,107,587
Total voyage days for fleet	127	276	136	900
Time charter equivalent rate	20,801	34,060	20,511	23,453

C3is Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Q4 2022	Q4 2023	July 25, 2022 - December 31, 2022	12M 2023
Revenues
Revenues	3,075,935	13,776,777	3,287,101	28,738,982

Total revenues	3,075,935	13,776,777	3,287,101	28,738,982

Expenses
Voyage expenses	396,069	4,205,883	456,839	7,291,129
Voyage expenses – related party	38,193	170,252	40,833	340,266
Vessels’ operating expenses	812,368	1,435,276	889,272	4,716,536
Vessels’ operating expenses – related party	7,000	27,500	7,000	79,250
Drydocking costs	584,355	(1,297)	584,355	183,090
Management fees	73,040	121,440	77,440	396,000
General and administrative expenses	—	232,438	—	679,156
General and administrative expenses – related parties	116,749	111,572	121,327	520,874
Depreciation	524,595	1,382,295	557,974	4,104,720

Total expenses	2,552,369	7,685,359	2,735,040	18,311,021

Income from operations	523,566	6,091,418	552,061	10,427,961

Other (expenses)/income
Interest and finance costs	(116)	(3,180)	(116)	(4,471)
Interest and finance costs – related party	—	(743,640)	—	(1,363,360)
Interest income	—	36,107	—	36,107
Foreign exchange (loss)/gain	(359)	192,038	(359)	195,675

Other expenses, net	(475)	(518,675)	(475)	(1,136,049)

Net Income	523,091	5,572,743	551,586	9,291,912

Earnings per share[1]*
- Basic	0.16	0.64	0.17	1.57
- Diluted	0.07	0.25	0.07	0.63
Weighted average number of shares
- Basic	3,182,681	7,947,681	3,182,681	5,421,821
- Diluted	7,468,395	22,233,395	7,468,395	14,611,645

C3is Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	December 31,
	2022	2023
Assets
Current assets
Cash and cash equivalents	—	695,288
Time deposits	—	8,368,417
Due from related parties	146,708	—
Trade and other receivables	674,827	10,443,497
Other current assets	—	33,846
Inventories	165,645	689,269
Advances and prepayments	36,340	80,267

Total current assets	1,023,520	20,310,584

Non current assets
Vessels, net	38,836,151	75,161,431

Total non current assets	38,836,151	75,161,431

Total assets	39,859,671	95,472,015

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	792,142	547,017
Payable to related parties	—	38,531,016
Accrued and other liabilities	173,324	634,297
Deferred income	—	215,836

Total current liabilities	965,466	39,928,166

Total liabilities	965,466	39,928,166

Commitments and contingencies

[1]	The computation of earnings per share gives retroactive effect to the shares issued in connection with the spin-off of our company from Imperial Petroleum Inc. in June 2023.

Stockholders’ equity
Former Parent Company investment	38,894,205	—
Capital stock	—	87,424
Preferred stock, Series A	—	6,000
Additional paid-in capital	—	47,104,506
Retained earnings	—	8,345,919

Total stockholders’ equity	38,894,205	55,543,849

Total liabilities and stockholders’ equity	39,859,671	95,472,015

C3is Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	July 25, 2022 - December 31, 2022	12M 2023
Cash flows from operating activities
Net income for the period/year	551,586	9,291,912
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	557,974	4,104,720
Share based compensation	—	37,638
Unrealized foreign exchange gain on time deposits	—	(241,967)
Changes in operating assets and liabilities: (Increase)/decrease in
Trade and other receivables	(674,827)	(9,768,670)
Due from related party	(146,708)	146,708
Other current assets	—	(33,846)
Inventories	(165,645)	(523,624)
Advances and prepayments	(36,340)	(43,927)
Increase/(decrease) in
Trade accounts payable	792,142	(245,125)
Payable to related parties	—	2,238,516
Accrued liabilities	173,324	460,973
Deferred income	—	215,836

Net cash provided by operating activities	1,051,506	5,639,144

Cash flows from investing activities
Acquisition and improvement of vessels	(39,394,125)	(4,300,000)
Purchase of bank time deposits	—	(8,126,450)

Net cash used in investing activities	(39,394,125)	(12,426,450)

Cash flows from financing activities
Net transfers from former Parent Company	38,342,619	3,305,083
Proceeds from follow-on offering	—	5,003,250
Stock issuance costs	—	(584,072)
Dividends paid on preferred shares	—	(241,667)

Net cash provided by financing activities	38,342,619	7,482,594

Net increase in cash and cash equivalents	—	695,288
Cash and cash equivalents at beginning of period/year	—	—

Cash and cash equivalents at end of period/year	—	695,288

Supplemental Cash Flow Information
Non-cash Investing and Financing Activities
Vessel acquisition included in payable to related parties	—	36,130,000
Dividends on preferred shares Series A included in payable to related parties	—	162,500